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                                                                 EXHIBIT 4(A)(1)

[LOGO of GLOBAL MOTORSPORT GROUP, INC.]

                                                                 April 13, 1998

Dear Stockholder:

  On April 7, 1998, Golden Cycle, LLC, a newly-formed entity with no business or operations, commenced an unsolicited and highly conditional tender offer for all of Global Motorsport's (formerly Custom Chrome, Inc.) outstanding shares at a price of $18 per share. Alexander Grass and his son, Roger, are the sole owners of Golden Cycle.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE GOLDEN CYCLE OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF OUR COMPANY OR ITS STOCKHOLDERS. I STRONGLY URGE YOU TO JOIN THE BOARD IN REJECTING GOLDEN CYCLE'S OFFER AND NOT TENDER ANY OF YOUR SHARES TO GOLDEN CYCLE.

  In reaching the determination that the Golden Cycle offer is inadequate and not in the best interests of the Company or its stockholders, your Board carefully considered the Company's financial performance and future prospects, the advice of our financial advisor, Cleary Gull, as well as that of our counsel.

  Your Board of Directors firmly believes that the Golden Cycle offer does not represent fair value for our Company and that the interests of the Company's stockholders would best be served by exploring alternatives for maximizing stockholder value. The Company has received expressions of interest from other parties which may have an interest in acquiring the Company at a more attractive price. The Board has instructed management and its advisors to explore these acquisition possibilities to determine whether any such transaction would be in the best interests of the Company and its stockholders. We also intend to explore other alternatives which may be available to enhance stockholder values.

  The enclosed Schedule 14D-9, as filed with the Securities and Exchange Commission, contains further information concerning our actions in response to Golden Cycle's offer. I urge you to review it carefully.

  Finally, we have assured the Company's employees and customers that the Board is sensitive to their interests in any possible acquisition of the Company, and to the disruption that can accompany such transactions. Within the limitations of our legal duties to stockholders, we are committed to seeing that the interests of all those involved with the Company are protected.

  We will keep you advised of important future developments. In the meantime, thank you for your continued support.

                                       On behalf of the Board of Directors

                                       Sincerely,

                                       /s/ Joseph F. Keenan

                                       Joseph F. Keenan
                                       Chairman

 If you have any questions, please contact MacKenzie Partners, Inc. at 1-800-
                                   322-2885